UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16b n

of the Securities Exchange Act of 1934

Date of Report: February 2026

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.

(Exact Name of registrant as specified in its charter)

38 Beach Road #23-11

South Beach Tower

Singapore 189767

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Business Update

Manufacturing and supply chain restructuring

In November 2025, Maxeon Americas Manufacturing, LLC, an entity organized under the laws of Delaware, U.S.A., (“Maxeon Americas”) and a wholly owned subsidiary of Maxeon Solar Technologies Ltd. (NASDAQ: MAXN) (“Maxeon” or the “Company”), provided notice of surrender and abandonment of its lease on the brownfield site in Albuquerque, New Mexico (the “Site”), a decision which further supports our ongoing strategic restructuring of our business portfolio. In January 2026, the landlord of the Site initiated legal action against Maxeon Americas and the Company in the Second Judicial District of the New Mexico Courts, alleging breach of contract and guaranty, seeking damages in the amount of the rent due until the end of the term of lease, which expires on November 30, 2029. The Company is considering its options in responding to this legal action.

The Company remains focused on establishing alternative manufacturing and supply chains, including through collaborations with strategic partners for manufacturing in the U.S. To that end, the Company has entered into a non-exclusive module purchasing agreement with a third party for modules assembled in the U.S. using cells based on Maxeon’s “back contact” solar cell architecture technology, in which both the positive and negative electrical contacts are located on the back side of the solar cell. The Company has been selling these modules assembled by the third party in the U.S. through its distribution partners. As previously disclosed, Maxeon continues to evaluate the impact of the One Big Beautiful Bill Act (“OBBBA”) on its business and remains focused on finding solutions responsive to the current economic environment resulting from among other factors, the U.S. trade and tariff policy and recently enacted legislation such as OBBBA. Our legal action at the U.S. Court of International Trade to contest U.S. Customs & Border Protection’s decision to deny entry to certain detained shipments of Maxeon 3, Maxeon 6, and Performance 6 solar panels, as well as our broad strategic restructuring of the Company’s business portfolio intended to focus the Company exclusively on the sales to the U.S. market, are both ongoing.

License & Settlement Agreement

Our subsidiary, Maxeon Solar Pte. Ltd. (“MSPL”), has been involved in a number of patent infringement cases, patent nullity actions, and other legal disputes (collectively, the “Litigation”) against Shanghai Aiko Solar Energy Co., Ltd. (“Aiko”).

On February 5, 2026 (the “Execution Date”), MSPL entered into a Patent License Agreement (the “Agreement”) with Aiko, pursuant to which the parties have agreed to settle the Litigation. As part of the settlement, Aiko will license, on a nonexclusive, non-transferable, non-assignable, non-sublicensable, on an “as-is” basis, MSPL’s patents related to “back contact” solar cell architecture technology, in which both the positive and negative electrical contacts are located on the back side of the solar cell (“BC Patents”), for use in Aiko’s products (“Licensed Products”) which may be sold worldwide except within the United States of America (the permitted territory, the “Licensed Territory”). Such license would not extend to any entities subsequently acquired by Aiko nor will it extend to Licensed Products manufactured by any third party on Aiko’s behalf. In the event of a change of control of Aiko, the license granted will remain in effect but will be limited to the Licensed Products in Aiko’s facilities at the time of the change of control event. The Agreement is set to expire at the end of five years from the Execution Date (the “Term”). In the event that the Agreement is terminated due to a material breach by Aiko, all unpaid fees shall become immediately due and payable, including a compensatory fee which Aiko is required to pay to MSPL. In consideration for the license and releases granted under the Agreement, Aiko is required to pay Maxeon during the Term, exclusive of tax, fees in a total aggregate amount of approximately US$236 million (“Total License Fee”). The aggregate net amount received by Maxeon shall be approximately US$105 million which is derived from the Total License Fee less deductions for legal fees related to our litigation activities (the “Legal Expenses”) and other amounts due to the licensing agent. The Total License Fee is payable in six installments of varying amounts over the Term. The Legal Expenses will be fully deducted from the installments payable in 2026, as a result Maxeon will receive the lowest amount of net license fees in 2026 over course of the Term. In the Agreement, fees payable are denominated in Chinese Yuan (CNY). The value of the Total License Fee is derived from converting CNY to USD at a rate of 1 CNY = US$0.14.

Pursuant to the Agreement, MSPL has agreed to withdraw or otherwise terminate all pending Litigation and Aiko has agreed to withdraw or otherwise terminate all pending opposition, nullity and/or revocation proceedings relating to the Licensed Patents and Licensed Products, in each case within ten (10) calendar days following payment of the first scheduled installment of the Total License Fee. On the day immediately following such payment, MSPL is required to submit the application of withdrawal for a specified Litigation matter. If the aggregate fees paid by Aiko reach a specified threshold (the “Threshold”), and Aiko has been duly, timely and fully performing their obligations under the Agreement up and until the date when such Threshold is reached, MSPL will release Aiko from any and all claims arising from sales of Licensed Products manufactured and sold by Aiko within the Licensed Territory prior to the Execution Date. Aiko has also agreed not to challenge or continue to challenge the validity of any of MSPL’s BC Patents in the Licensed Territory. The Agreement provides that in the event of Aiko’s bankruptcy or admission in writing of its inability to pay its debt, the entire unpaid balance of the Total License Fee will become immediately due and payable by Aiko without further notice. The Agreement provides that in the event of a breach of certain confidentiality and press release provisions, and on Aiko’s part, reporting obligations and notice and audit requirements in the event of a change of control, the non-violating party will be entitled to indemnity and a compensatory fee. MSPL retains the right to assign or transfer the BC patents provided such transfer does not affect Aiko’s rights under the Agreement. On the Execution Date, Aiko delivered to the MSPL a guaranty executed by the Chairman of Aiko in his individual capacity (the “Guarantor”) for the benefit of MSPL pursuant to which, the Guarantor has guaranteed in full the performance of all of Aiko’s obligations, duties, liabilities and undertakings under the Agreement as if the Guarantor were the sole principal obligor under the Agreement.

The Agreement is governed under the laws of Hong Kong. Any dispute, controversy, or claim arising out of or related to the Agreement will first be resolved through friendly consultation and if such consultation fails, any party has the right to submit the dispute to the Hong Kong International Arbitration Centre (HKIAC) for arbitration in accordance with the HKIAC Administered Arbitration Rules in force when the notice of arbitration is submitted.

The description of the Agreement contained herein does not purport to be complete and is qualified in its entirety by reference to the Agreement, which the Company intends to file as an exhibit to its Annual Report on Form 20-F for the year ended December 31, 2025.

The Agreement contains representations, warranties, covenants and agreements, which were made only for purposes of such agreements and as of specified dates. The representations and warranties in the Agreement reflect negotiations between the parties to the Agreement and are not intended as statements of fact to be relied upon by stockholders, or any individual or other entity other than the parties. In particular, the representations, warranties, covenants and agreements in the Agreement may be subject to limitations agreed by the parties and have been made for purposes of allocating risk among the parties rather than establishing matters of fact. In addition, the parties may apply standards of materiality in a way that is different from what may be viewed as material by investors. As such, the representations and warranties in the Agreement may not describe the actual state of affairs at the date they were made or at any other time and you should not rely on them as statements of fact. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Agreement, and unless required by applicable law, the Company undertakes no obligation to update such information.

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Incorporation by Reference

The information contained in this report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-268309), Form S-8 (File No. 333-241709), Form S-8 (File No. 333-277501), Form S-8 (File No. 333-283187), and Form S-8( File No. 333-290336) each filed with the Securities and Exchange Commission (the “SEC”).

Forward-Looking Statements

This report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, statements regarding restructuring of our business portfolio and our strategic plans, including the ability to close the transactions discussed in this report and successfully execute on the plans and undertakings contemplated in the agreements discussed in this report; the Company’s manufacturing plans in the U.S.; our expectations and plans for short- and long-term strategy, including our product and technology focus and projected growth and profitability; our ability to execute on our plans and strategy; and our relationship with our existing customers, licensees, suppliers and partners, and our ability to achieve and maintain them.

Additional forward-looking statements can be identified by terminology such as "may," "might," "could," "will," "aims," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. Factors that could cause or contribute to such differences include, but are not limited to: (1) challenges in executing transactions key to our strategic plans, including closing of the transactions discussed in this report and establishing a successful collaboration plan for the further development of MAX8 Technology and strategic partnerships, executing other restructuring plans, regulatory and other challenges that may arise; (2) our liquidity, substantial indebtedness, terms and conditions upon which our indebtedness is incurred, and ability to obtain additional financing for our projects, customers and operations; (3) an adverse final determination of our legal action contesting U.S. Customs & Border Protection’s (CBP) decision denying the Company’s protests regarding the detained shipments of Maxeon 3, Maxeon 6, and Performance 6 solar panel; (4) our ability to manage supply chain shortages and/or excess inventory and cost increases and operating expenses; (5) potential disruptions to our operations and supply chain that may result from damage or destruction of facilities operated by our suppliers, difficulties in hiring or retaining key personnel, epidemics, natural disasters, including impacts of the war in Ukraine; (6) our ability to manage our key customers and suppliers; (7) the success of our ongoing research and development efforts and our ability to commercialize new products and services, including products and services developed through strategic partnerships; (8) competition in the solar and general energy industry and downward pressure on selling prices and wholesale energy pricing, including impacts of inflation, economic recession and foreign exchange rates upon customer demand; (9) changes in regulation and public policy, including the imposition and applicability of tariffs; (10) our ability to comply with various tax holiday requirements as well as regulatory changes or findings affecting the availability of economic incentives promoting use of solar energy and availability of tax incentives or imposition of tax duties; (11) fluctuations in our operating results and in the foreign currencies in which we operate; (12) appropriately sizing, or delays in establishing alternative manufacturing capacity and containing manufacturing and logistics difficulties that could arise; (13) unanticipated impact to customer demand and sales schedules due, among other factors, to the war in Ukraine and conflicts in the Middle East, economic recession and environmental disasters; (14) challenges managing our acquisitions, joint ventures and partnerships, including our ability to successfully manage acquired assets and supplier relationships; (15) reaction by securities or industry analysts to our results of operations or other factors, and/ or third party reports or publications, whether accurate or not, which may cause such securities or industry analysts to cease publishing research or reports about us, or adversely change their recommendations regarding our ordinary shares, which may negatively impact the market price of our ordinary shares and volume of our stock trading; and (16) unpredictable outcomes resulting from our litigation activities or other disputes. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the Securities and Exchange Commission (“SEC”) from time to time, including our most recent report on Form 20-F, particularly under the heading “Risk Factors”. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://corp.maxeon.com/investor-relations. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

EXHIBITS

Exhibit Title

99.1*	Patent License Agreement dated February 5, 2026
99.2*	Deed of guarantee dated February 5, 2026

* Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Company agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

February 6, 2026	By:	/s/ Dmitri Hu
Dmitri Hu
Chief Financial Officer

EXHIBIT 99.1

PATENT LICENSE AGREEMENT

EXHIBIT 99.2

DEED OF GUARANTEE